August 31, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara Jacobs, Assistant Director
Michael Foland, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Frank Knapp, Staff Accountant

Re:	Anaplan, Inc.

Draft Registration Statement on Form S-1

Submitted August 31, 2018

CIK No. 0001540755

Ladies and Gentlemen:

On behalf of Anaplan, Inc. (the “Company”), we submit this letter and are electronically transmitting for submission an amended version of the Company’s Draft Registration Statement on Form S-1 (“Amended Draft Registration Statement”). The Amended Draft Registration Statement includes the Company’s interim financial statements for the three and six months ended July 31, 2017 and 2018. For the convenience of the Staff, we are providing to the Staff by overnight delivery four marked copies of the Amended Draft Registration Statement.

In this letter, we also provide additional information regarding comment 8 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 6, 2018. We have recited the comments from the Staff in italicized, bold type and have followed the comment with the Company’s additional response.

Securities and Exchange Commission

August 31, 2018

Draft Registration Statement on Form S-1

Critical Accounting Policies and Estimates

Common Stock Valuations, page 80

8.

Please provide us with a breakdown of all equity awards granted during fiscal 2018 and to date in fiscal 2019, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company respectfully advises the Staff that since June 21, 2018, its board of directors granted stock options with the following exercise prices and fair values:

Grant Date	Number of Shares Granted	Exercise Price Per Share	Fair Value Per Share of Common Stock
July 18, 2018	135,000	$9.84	$9.84
August 31, 2018	1,500,383	$11.86	$11.86

The Company further advises the Staff that since June 21, 2018, its board of directors granted restricted stock units with the following fair values:

Grant Date	Number of Shares Granted	Fair Value Per Share of Common Stock
August 16, 2018	2,427,635	$11.86
August 31, 2018	817,800	$11.86

The increase in the fair value of the Company’s common stock from $6.14 for grants made in January 2018 to $7.12 for grants made in March 2018 is primarily a result of the Company’s revenue growth.

The increase in the fair value of the Company’s common stock from $7.12 for grants made in March 2018 to $9.84 for grants made in June 2018 is a result of the Company’s revenue growth as well as an updated valuation approach. The Company updated its valuation approach for stock awards granted in June 2018 to utilize a probability weighted expected return method, or PWERM, as the Company began preparing for an initial public offering and included separate probabilities around potential exit opportunities.

The increase in the fair value of the Company’s common stock from $9.84 for grants made in June 2018 to $11.86 for grants made in August 2018 is primarily a result of the Company’s revenue growth and an increased probability of consummating an initial public offering under the PWERM approach.

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Securities and Exchange Commission

August 31, 2018

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this response or the Amended Draft Registration Statement.

Very truly yours,

/s/ Richard C. Blake
Richard C. Blake, Esq.

cc:	Frank Calderoni
Gary Spiegel, Esq.
Anaplan, Inc.

Brooks Stough, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

John L. Savva, Esq.
Sullivan & Cromwell LLP

Conor Moore
Katherine Hilkemeyer
KPMG LLP